UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)

Under the Securities Exchange Act of 1934

Eyenovia, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

30234E 104
(CUSIP Number)

Stuart M. Grant 11 Summit Lane Greenville, DE 19807 302 449-4300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 30234E 104		Page 2 of 5
1		NAME OF REPORTING PERSON Stuart M. Grant I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,992,870(1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
4,992,870(1)
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,992,870 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.59% (2)
14		TYPE OF REPORTING PERSON
IN

Explanatory Note: Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 3 to Schedule 13D (this “Amendment”) amends the Schedule 13D originally filed by the Reporting Person with the United States Securities and Exchange Commission (the “SEC”) on May 4, 2020 (the “Original Schedule 13D”) ,as amended by (i) Amendment No. 1 thereto on August 19, 2020 ( “Amendment No. 1”) and (ii) Amendment No. 2 thereto on May 4, 2020 (“Amendment No. 2”), collectively with this Amendment, are referred to as the “Schedule 13D”). Except as specifically amended by this Amendment, items in the Schedule 13D are unchanged.  Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person used an aggregate of $293,663 of his personal funds to acquire the shares of Common Stock, which he acquired within the past 60 days.

Item 4.	Purpose of Transaction.

(a)-(j).  The shares of Common Stock beneficially owned by the Reporting Person have been acquired for investment purposes and were not acquired with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect.  The Reporting Person reserves the right to change his plan and intentions at any time as he deems appropriate.

The Reporting Person may acquire additional shares of Common Stock, dispose of all or some of his shares of Common Stock from time to time, in each case in the open market or private transactions, block sales or purchases or otherwise, or may continue to hold the shares of Common Stock, depending on business and market conditions, his continuing evaluation of the business and prospects of the Issuer and other factors.

The Reporting Person is voting against the re-election of Chairman Fred Eshelman and Director and Chair of the Nominating and Corporate Governance Committee, Ernest Mario at the Issuer’s 2021 Annual Meeting. The Reporting Person believes that significant responsibility for the undervaluation of the Issuer’s Common Stock lies with these two directors. Unlike leadership of other companies in the industry, Directors Eshelman and Mario do not appear at industry events, do not raise awareness of the Issuer’s successful Phase 3 Trials and New Drug Applications (NDAs), and do not make any effort to communicate with stockholders. Neither Director Eshelman nor Mario even attended the 2020 Annual Meeting of Stockholders, which was held virtually. The Reporting Person believes that Directors Eshelman and Mario do not articulate the vision of the Issuer and have failed to provide the support and leadership that management needs to realize the full value of the amazing technology that the Issuer owns.

While management of the Issuer (who the Reporting Person strongly supports) has met all of its targets for Phase 3 Trials and NDAs, the financing of the Issuer has dragged the stock price down. Directors Eshelman and Mario appear unwilling to address this issue. Moreover, half of the members of the Board do not own any significant amount of stock and the vast majority of their ownership has resulted from their exercise of stock options. The Reporting Person’s requests to mandate minimum stock ownership, as a director qualification, have been consistently rejected by the Board.

Although Chairman Eshelman and Nominating and Corporate Governance Committee Chair, Mario, are primarily responsible for evaluating the directors and recruiting new Board members, they appear not to understand the importance of a strong qualified Board. For example, although the demographic for the sale of the Issuer’s Pilocarpine drug is 40-60 year-old women, it was only within the past two months that a woman was finally appointed to the Board. Although marketing the Issuer’s Pilocarpine drug to consumers will be a significant step for the Issuer, there is no one with consumer product experience on the Board. Simply put, at ages 82 and 72, respectively, Director Mario and Chairman Eshelman are out of touch with the needs of the Issuer and should not be re-elected as directors. They have each been on the Board for seven years and their ability to contribute as productive members of the Board has clearly passed.

Accordingly, the Reporting Person will be voting against Chairman Fred Eshelman and Director Ernest Mario at the Issuer’s 2021 Annual Meeting and may, from time to time, make proposals to the Issuer or take other actions, on his own or with other investors or potential investors, intended to increase the value of the Common Stock, including those that may result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. Such actions may include proposing a partial or full slate of directors at a meeting of stockholders.

Except as set forth herein, the Reporting Person has no plans or proposals which would relate or results in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)       The Reporting Person beneficially owns 4,992,870 shares of Common Stock, representing 18.59% of the Issuer’s Common Stock (1)(2). Of such shares beneficially owned, 4,315,440 shares are currently outstanding, and 677,430 shares are issuable upon exercise of the Class B Warrants of the Issuer currently owned by the Reporting Person.

(b)       The Reporting Person has the sole power to vote or to direct the vote or to dispose or to direct the disposition of all of the shares of the outstanding Common Stock beneficially owned by him.

(c)       During the past 60 days, the Reporting Person acquired (i) on April 19, 2021, 30,692 shares of Common Stock in market transactions at an average price of $4.89 per share and (ii) on April 20, 2021, 30,000 shares of Common Stock in market transactions at an average price of $4.78 per share.

(d)       Not applicable.

(e)       Not applicable.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2021	STUART M. GRANT

	By:	/s/ Stuart M. Grant
	Name	Stuart M. Grant
Title

FOOTNOTES

1.	Consists of (i) 4,315,440 shares of Common Stock and (ii) 677,430 shares of Common Stock issuable upon exercise of Class B Warrants owned by the Reporting Person. Each Class B Warrant is exercisable, until March 23, 2025, for 0.75 shares of Common Stock for a price per each full share of Common Stock of $2.4696.

2.	Pursuant to Rule 13d-3(d) (1)(i), the percentage of the Issuer’s Common Stock beneficially owned by the Reporting Person is calculated by dividing the shares beneficially owned by the Reporting Person, as reported in Item 5 of this Schedule 13D, by the sum of (i) the 25,855,599 outstanding shares of Common Stock of the Issuer as of May 12, 2021, and (ii) the 1,002,240 shares of Common Stock issuable upon exercise of the 1,336,321 outstanding Class B Warrants of the Issuer as of March 31, 2021. The number of outstanding securities of the Issuer set forth above, are as reported in, or as derived from, the Issuer’s Form 10-Q for the period ended March 31, 2021.